EXHIBIT 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	2017	2016	2015	2014	2013
Earnings from continuing operations before taxes	$45,004	$68,710	$96,462	$149,357	$94,674
Less: Net earnings attributable to noncontrolling interests	—	—	—	1	4
Capitalized interest amortization	2,071	2,043	1,191	1,371	2,305
Fixed charges	66,074	78,588	91,473	88,437	79,470
Less: Capitalized interest	(9,833)	(3,581)	(810)	(563)	(1,004)
Total	$103,316	$145,760	$188,316	$238,601	$175,441
Fixed Charges:
Interest expense	$53,880	$65,702	$77,266	$76,234	$68,476
Portion of rental expense representative of interest factor	12,194	12,886	14,207	12,203	10,994
Total fixed charges	$66,074	$78,588	$91,473	$88,437	$79,470
Ratio of earnings to fixed charges	1.56	1.85	2.06	2.70	2.21